EXHIBIT E

VISTA EQUITY PARTNERS, LLC
150 California Street, 19th Floor
San Francisco, CA 94111

January 29, 2003

Mr. Robert Smith
150 California Street, 19th Floor
San Francisco, CA 94111

Re:	Letter Agreement: Transfer of Economic Interests in Director Holdings

Gentlemen:

                     This letter agreement is being delivered to you by Vista Equity Partners, LLC (“VEP”) in connection with the understanding between you and VEP regarding certain compensation you are to receive from Aspect Communications Corporation (the “Company”) under the Company’s stock incentive plans and retainer plans pursuant to your appointment to the board of directors of the Company by Vista Equity Fund II, L.P. (“Vista”) on January 22, 2003. In connection with your service on the board of directors of the Company, you hereby agree to transfer to VEP in accordance with its instructions (provided such instructions are consistent with the terms of the applicable compensation plans and any related agreements you may have with the Company) any and all compensation (including, but not limited to, (i) cash awards and (ii) the economic interest underlying any stock options, stock appreciation rights or stock awards) you have received as of the date hereof or may receive from the Company in your capacity as a director of the Company (collectively, the “Director Holdings”). In addition, you hereby acknowledge that VEP shall have the right to direct the disposition of, and direct the exercise of any voting rights relating to, the Director Holdings. Notwithstanding the foregoing transfer of rights to VEP, you shall continue to be the owner of record of any such Director Holdings until they are realized in cash.

[Signature page follows]

                     Please acknowledge your agreement to the foregoing by signing and returning this letter to VEP.

Very truly yours,
VISTA EQUITY PARTNERS, LLC
By:	/s/ Stephen Davis

	Name: Title:	Stephen Davis Principal

Acknowledged and
Agreed to by,

/s/ Robert F. Smith
ROBERT F. SMITH